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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/06 (MM/DD/YY) AND ENDING 6/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER: Ridge Clearing & Outsourcing Solutions, Inc. (formerly known as ADP Clearing & Outsourcing Services, Inc.) (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1981 Marcus Avenue
(No. and Street)

Lake Success	NY	11042-1038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles E. Sax — (516) 472-5179
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name—if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

AFFIRMATION

I, Charles E. Sax, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ridge Clearing & Outsourcing Solutions, Inc., (formerly known as ADP Clearing & Outsourcing Services, Inc.) (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of and for the year ended June 30, 2007, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Charles E. Sax — August 24, 2007

Signature — Date

Chief Financial Officer, Vice President and Treasurer

Title

Maria Medina — August 24, 2007

Notary Public

MARIA MEDINA
Notary Public, State Of New York
No.01ME5081460
Qualified In Queens County
Commission Expires July 7, 2011

RIDGE CLEARING & OUTSOURCING SOLUTIONS, INC.
(Formerly known as ADP Clearing & Outsourcing Services, Inc.)
(An indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.)
(SEC I.D. No. 8-23522)

STATEMENT OF FINANCIAL CONDITION
AS OF
JUNE 30, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Ridge Clearing & Outsourcing Solutions, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Ridge Clearing & Outsourcing Solutions, Inc. (formerly known as ADP Clearing & Outsourcing Services, Inc.) (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of June 30, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Ridge Clearing & Outsourcing Solutions, Inc. as of June 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

August 24, 2007

Ridge Clearing & Outsourcing Solutions, Inc.

(An Indirect Wholly-Owned Subsidiary of Broadridge Financial Solutions, Inc.)

Statement of Financial Condition

As of June 30, 2007

(Dollars in thousands, except share information)

Assets	
Cash and cash equivalents	$ 16,177
Cash and securities segregated for regulatory purposes or deposited with clearing organizations (Notes 4 and 10)	66,644
Securities borrowed	130,572
Receivable from brokers, dealers and clearing organizations, net (Note 3)	385,073
Receivable from customers	725,540
Goodwill (Note 11)	29,298
Intangible assets, net (Note 11)	17,203
Income tax related assets (Note 6)	28,346
Other assets	47,060
Total assets	$ 1,445,913
Liabilities and Stockholder's Equity	
Liabilities:	
Bank loan payable (Note 12)	$ 109,189
Drafts payable	38,338
Securities loaned	7,057
Payable to brokers, dealers and clearing organizations (Note 3)	243,210
Payable to customers	665,182
Restructuring liabilities (Note 8)	13,269
Accrued expenses and other liabilities (Note 5)	36,807
Total liabilities	1,113,052
Commitments and contingencies (Note 8)	
Stockholder's Equity:	
Common stock $0.10 par value; authorized 200,000 shares; issued and outstanding 100,000 shares	10
Additional paid-in capital	366,415
Accumulated deficit	(33,564)
Total stockholder's equity	332,861
Total liabilities and stockholder's equity	$ 1,445,913

See notes to statement of financial condition.

1. Organization

Ridge Clearing & Outsourcing Solutions, Inc. (formerly known as ADP Clearing & Outsourcing Services, Inc.) (the "Company") is wholly-owned by Broadridge Securities Processing Solutions, Inc. (the "Parent"), which in turn, is a wholly-owned subsidiary of Broadridge Financial Solutions, Inc. ("Broadridge"), a global technology services company headquartered in Lake Success, New York.

On March 30, 2007, Automatic Data Processing, Inc. ("ADP") distributed to its stockholders all of its shares of common stock of its wholly-owned subsidiary, Broadridge Financial Solutions, Inc., which comprised its brokerage-related businesses, including the Company (the "Distribution").

On July 9, 2007, the Company changed its name from ADP Clearing & Outsourcing Services, Inc. to Ridge Clearing & Outsourcing Solutions, Inc.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of both the New York Stock Exchange ("NYSE") and the Financial Industry Regulatory Authority ("FINRA"). The Company's principal activities include clearing transactions for correspondent broker-dealers, which is the process of matching, recording and processing transaction instructions and then exchanging payments between counterparties; financing of customers' securities purchased on margin; and providing operations outsourcing services, which allows brokers and dealers of all sizes to outsource to the Company the administrative functions of transaction processing and account maintenance while maintaining their ability to finance and capitalize their business.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its statement of financial condition. These policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates—The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions during the reporting period that affect the related amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. Significant estimates include the outcome of litigation, the carrying amount of goodwill and other intangible assets and restructuring liabilities.

Fair value—Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including securities borrowed, customer receivables, receivables from broker-dealers and certain other receivables. Similarly, the Company's short-term liabilities such as securities loaned, customer payables, payables to broker-dealers and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

Customer securities transactions—Customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date. Receivables from and payables to customers include amounts related to securities transactions. The value of securities owned by customers is not reflected in the accompanying statement of financial condition.

Cash and cash equivalents—Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less.

Drafts payable—The Company reclassifies overdraft bank account balances on its general ledger to a drafts payable liability account, as appropriate. In accordance with related bank agreements, such overdrafts are funded by the Company on a following-day basis.

Securities owned and securities sold, not yet purchased—Securities owned and securities sold, not yet purchased, are valued at market and recorded on a trade date basis At June 30, 2007, securities owned consisted solely of U.S. Treasury bills, and are included in Cash and securities segregated for regulatory purposes or deposited with clearing organizations on the statement of financial condition. At June 30, 2007, there were no securities sold, not yet purchased.

Securities borrowed and loaned—Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash with the lender. The Company takes possession of securities borrowed, monitors the market value of both securities borrowed and securities loaned and obtains additional collateral as appropriate.

Receivable from and payable to brokers, dealers and clearing organizations—Receivable from brokers and dealers primarily consist of securities failed to deliver, receivables from correspondents and deposits held at clearing organizations. The value of securities from correspondents where the Company acts as a custodian is not reflected in the accompanying statement of financial condition. Payable to brokers and dealers primarily consist of securities failed to receive and payables to correspondents.

Income taxes—The Company is included in the consolidated Federal and applicable combined state and local income tax returns of Broadridge. For Federal, state and local income taxes, the Company records an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis. Accumulated tax benefits related to net operating losses and loss carryforwards are included as a receivable from Broadridge and are included in Income tax related assets on the statement of financial condition.

Income taxes are provided under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which requires the Company to use the asset and liability method. This method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. (see Note 6).

In assessing the need to record a valuation allowance against its accumulated tax benefits and deferred tax assets, management considers whether it is more likely than not that some portion or all of the accumulated tax benefits and deferred tax assets will be realized. The ultimate realization of accumulated tax benefits and deferred tax assets is dependent upon the generation of future taxable income during the year in which temporary differences will reverse and within allowable carry-forward periods for certain tax attributes.

Goodwill and intangible assets, net—In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"), goodwill is tested annually (or more frequently under certain conditions) for impairment. If an impairment exists, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded. The Company has reviewed its goodwill in accordance with SFAS No. 142, and has determined that no impairment charge was required. Intangible assets with finite lives are amortized primarily on a straight-line basis over their estimated useful lives and are reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*. The Company's identifiable intangible assets consist primarily of software and software licenses, and customer contracts and lists. Software and software licenses and customer contracts and lists are amortized over periods of 3 and 10 years, respectively.

Fixed assets, net—Fixed assets, which are included in other assets, consist of leasehold improvements and communication and data processing equipment and are stated at cost less accumulated amortization and depreciation. Leasehold improvements are amortized over the lesser of the terms of the respective leases, including option periods or the estimated lives of the improvements. Depreciation is expensed over the estimated useful lives of the assets, which range from 3 to 7 years.

Stock-based compensation—Broadridge adopted SFAS No. 123R, *Share-Based Payment*, effective July 1, 2005 using the modified prospective method. The adoption of this standard requires the measurement of stock-based compensation expense based on the fair value of the award on the date of grant. The Company is allocated its share of applicable stock-based compensation which is recorded as a capital contribution within additional paid-in capital.

Recently issued accounting pronouncements—In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159").. This statement provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS No. 159 will have, if any, on its financial condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial condition.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 applies to all tax positions accounted for under SFAS No. 109, *Accounting for Income Taxes* and defines the confidence level that a tax position must meet in order to be recognized in the financial statements. The interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained by the taxing authority as of the reporting date. If a tax position is not considered "more-likely-than-not" to be sustained then no benefits of the position are to be recognized. FIN 48 requires additional annual disclosures and is effective as of the beginning of the first fiscal year beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a material impact on the Company's financial condition.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

At June 30, 2007, amounts receivable from and payable to brokers, dealers and clearing organizations consist of (*dollars in thousands*):

Receivables:	
Correspondents and other	$ 188,913
Clearing organizations	47,512
Securities failed to deliver	150,708
	387,133
Less: allowance	(2,060)
Total receivable from brokers, dealers and clearing organizations	$ 385,073
Payables:	
Correspondents and other	$ 107,764
Securities failed to receive	135,446
Total payable to brokers, dealers and clearing organizations	$ 243,210

4. Cash and Securities Pledged

The Company segregates cash and securities in special reserve accounts for the exclusive benefit of customers and proprietary accounts of introducing brokers ("PAIB") pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3") and also deposits securities with clearing organizations. At June 30, 2007, the Company had segregated $0.2 million in cash and approximately $66.4 million of owned securities, which were segregated in compliance with Federal and other regulations or deposited with clearing organizations. All securities consisted of U.S. Treasury bills.

Under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, the Company is required to disclose the market value of collateral received under securities borrowed transactions, customer and non-customer agreements which it has the ability to sell or repledge and the amount of collateral that has been pledged or resold. As of June 30, 2007, the Company has received collateral and securities primarily in connection with customer margin loans, securities borrowed transactions and correspondent accounts with a market value of approximately $2,993.4 million which it can sell or repledge. Of this amount, approximately $473.2 million has been pledged or sold as of June 30, 2007 in connection with securities loaned, street-side settlement and deposits with clearing organizations.

5. Related Party Transactions

Operating Services: At June 30, 2007, intercompany payables of approximately $7.0 million are included in accrued expenses and other liabilities in the statement of financial condition related to the services and expense allocations.

The Company receives services from other Broadridge wholly-owned entities, primarily related to data processing, statement and confirm generation. Broadridge changed its methodology for charging the Company for these services. The Company is charged for services based on the other entities' cost of providing such services. Prior to January 2007, the Company was billed for these services on a mark-up basis with the other entities recording revenue for the amount of these billings.

The Company is allocated expenses primarily relating to technology support and corporate support services, including insurance and employee benefits.

Overnight Loans: The Company borrows overnight on an unsecured basis from Broadridge (and, prior to the Distribution, from ADP). As of June 30, 2007, there were no outstanding borrowings.

Capital Contribution: On March 26, 2007, ADP made a capital contribution of $65 million to the Company and on March 27, 2007 the Company repaid its $65 million of subordinated debt with ADP.

Other Transaction: During the year ended June 30, 2007, a significant client terminated its service agreements with Broadridge, including its outsourcing agreement with the Company. The termination resulted in the recognition by Broadridge and the Company of certain contractual termination fees. All such fees will be collected by the Company, although a portion was attributable to other Broadridge entities. As such, the portion of the fees attributable to other Broadridge entities was recorded as an intercompany payable to Parent of approximately $3.5 million, which is also included in accrued expenses and other liabilities in the statement of financial condition.

6. Income Taxes (*dollars in thousands*)

The Company has entered into a formal tax sharing agreement with Broadridge whereby the Company's current and future year tax losses, and tax loss carryforwards resulting from prior period losses, can be utilized by Broadridge to apply to Broadridge's consolidated net taxable income on Broadridge's U.S. federal tax return and any relevant consolidated state tax returns. This amount has been recorded as a receivable from Broadridge and is included in income tax related assets.

The components of the income tax related assets as of June 30, 2007 are as follows:

Receivable from Broadridge	$	27,308
Deferred tax assets:		
Accrued expenses not currently deductible	$	5,474
Stock-based compensation expense		240
Deferred tax liability:		
Amortization		(4,676)
Net deferred tax assets		1,038
Total income tax related assets	$	28,346

The Company believes that it is more likely than not that it will be able to generate sufficient taxable income in future years to realize the benefits from such income tax related assets. Accordingly, no valuation allowance has been recorded.

7. Employee Benefit Plans

Certain employees of the Company participate in Broadridge's employee benefit and stock-based compensation plans. These plans include a benefit plan providing health benefits to eligible employees and their families, a defined benefit pension plan and a 401(k) retirement and savings plan, and stock-based compensation plans which provide for grants of restricted stock units and

stock options of Broadridge. Additionally, certain employees of the Company participated in comparable ADP plans prior to the spin-off of Broadridge from ADP.

8. Commitments and Contingencies

Leases—The Company leases office space under non-cancelable operating lease agreements with third parties, that have initial non-cancelable terms in excess of one year and which expire on various dates through 2017. These operating leases are subject to escalation based on increases in costs incurred by the lessor. At June 30, 2007, non-cancelable contractual operating leases with third parties had the following minimum lease commitments *(dollars in thousands)*:

Year Ending June 30	
2008	$ 3,344
2009	4,110
2010	5,275
2011	5,348
2012	5,424
Thereafter	13,151
	$36,652

Restructuring liabilities—Concurrent with the November 2004 acquisition of the Company by ADP, the Company's management formulated a plan to restructure the Company. In accordance with Emerging Issues Task Force Issue 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination*, certain costs related to the plan were recognized as assumed liabilities, consisting primarily of facilities leases, relocation costs and severance costs. Additionally, unrelated to the acquisition, the Company took a charge related to involuntary termination benefits and a charge for the fair value of the remaining lease obligation for a facility that was exited, in accordance with SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*. A roll forward of the total restructuring liabilities from June 30, 2006 to June 30, 2007 is as follows *(dollars in thousands)*:

	Facilities Costs	Severance Costs	Other Costs	Total
Balance as of June 30, 2006	$ 9,139	$ 1,063	$ 921	$ 11,123
Change in estimates	-	(332)	(774)	(1,106)
Additional charges	6,104	430	-	6,534
Utilization - Year Ended June 30, 2007	(2,363)	(772)	(147)	(3,282)
Balance as of June 30, 2007	$ 12,880	$ 389	$ -	$ 13,269

The change in estimated severance costs was based on lower remaining expected payments. The change in estimated other costs relates primarily to an ongoing vendor relationship which was planned to be terminated as of the acquisition date.

Litigation—The Company is subject to various claims and litigation in the normal course of business. The Company does not believe that the resolution of these matters will have a material impact on the statement of financial condition.

Temporary subordinated loans—From time to time the Company will extend a temporary subordinated loan ("TSL") to its correspondent broker-dealers. As of June 30, 2007, there were no TSL's outstanding.

9. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's securities activities primarily involve executions, settlement and financing of various securities transactions for a nationwide retail and institutional, customer and non-customer client base, introduced by its correspondent broker-dealers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, clearing organizations or depositories are unable to fulfill contractual obligations.

The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. Banking activities are conducted mainly with commercial banks located in the New York area and throughout the country to support customer securities activities of correspondent broker-dealers.

For transactions in which the Company extends credit to customers and non-customers, the Company seeks to control the risk associated with these activities by requiring customers and non-customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests the deposit of additional collateral or reduces securities positions, when necessary. In addition, the Company's correspondent broker-dealers may be required to maintain deposits relating to its security clearance activities.

The Company records customers' securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

The Company may be exposed to a risk of loss not reflected in the statement of financial condition for securities sold, not yet purchased, should the value of such securities rise. The Company's securities lending activities require the Company to pledge securities as collateral. In the event the counterparty is unable to meet its contractual obligation, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices. The Company monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral level in the event of excess market exposure or instituting securities buy-in procedures when required.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of the other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, the other members would be required to meet any shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

10. Regulatory Requirements

As a registered broker-dealer and member of the NYSE and FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"). The Company computes its net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $1.5 million or 2% of aggregate debit items arising from customer transactions. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, or may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit items. At June 30, 2007, the Company had net capital of $207.4 million, which was approximately 22.24% of aggregate debit items and exceeded the minimum requirements by $188.8 million.

The Company is subject to the customer protection requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3"). In addition, in order to allow correspondent broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company has agreed to compute a separate reserve requirement for the PAIB. At June 30, 2007, there were no requirements for funds or securities to be segregated in a special reserve account for the benefit of customers, in accordance with Rule 15c3-3. In addition, at June 30, 2007, cash in the amount of $0.2 million plus U.S. Treasury bills with an approximate market value of $25.8 million have been segregated in a special reserve account for the exclusive benefit of PAIB accounts, exceeding actual requirements by approximately $26.0 in accordance with Rule 15c3-3.

The Company owns 142.8571 series A common shares of CAPCO Holdings, Inc. ("CAPCO") to gain access to the Securities Investor Protection Corporation ("SIPC") excess bond for customer asset protection that is furnished by CAPCO. The excess SIPC bond provides for unlimited insurance coverage up to the net equity of each customer's account. Under the terms of the excess SIPC bond, the Company is required to maintain net capital of $200.0 million as defined under Rule 15c3-1, for two consecutive quarters within the twelve month period ending September 30 of each year. The cost of the Company's investment in CAPCO shares was $5.0 million and is included in other assets in the statement of financial condition.

11. Goodwill and Intangible Assets, Net *(dollars in thousands)*:

During the year ended June 30, 2007 goodwill decreased by $1,106, as follows:

Balance as of June 30, 2006	$ 30,404
Purchase price adjustment	(1,106)
Balance as of June 30, 2007	$ 29,298

The purchase price adjustment reflects approximately $1,106 in lower estimated acquisition-related liabilities, consisting of $332 for involuntary termination benefits and $774 for contract termination costs. As per EITF 95-3 *Recognition of Liabilities in Connection with a Purchase Business Combination*, the excess of assumed liabilities in a purchase business combination over the ultimate amount of the cost expended is accounted for as a reduction of the cost of the acquired company.

The components of identifiable intangible assets as of June 30, 2007 are as follows:

	Software and Software Licenses	Customer Contracts	Totals
Gross Balance	$ 6,279	$ 22,000	$ 28,279
Accumulated Amortization	(5,476)	(5,600)	(11,076)
Net Balance	$ 803	$ 16,400	$ 17,203
Weighted average remaining useful lives	0.6	7.3	7.0

Customer contracts and the majority of software licenses were acquired as part of the acquisition of the Company.

12. Bank Loan Payable

At June 30, 2007, the Company had an overnight loan payable of $109.2 million under an unsecured, uncommitted overnight bank credit facility. Borrowings on this credit facility bear interest at 5.635%.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

August 24, 2007
Ridge Clearing & Outsourcing Solutions, Inc.
1981 Marcus Avenue
Lake Success, NY 11042-1038

In planning and performing our audit of the financial statements of Ridge Clearing & Outsourcing Solutions, Inc. (formerly known as ADP Clearing & Outsourcing Services, Inc.), (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") for the year ended June 30, 2007 (on which we issued our report dated August 24, 2007), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

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